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                                                                       Exhibit 7

                      [BEAR, STEARNS & CO. INC. LETTERHEAD]

                                                               February 16, 2000

The Board of Directors
Shorewood Packaging Corporation
277 Park Avenue
New York, NY 10172

Ladies and Gentlemen:

We understand that Shorewood Packaging Corporation ("Shorewood"), International Paper Company ("IP") and, a wholly owned acquisition subsidiary of IP ("IP Sub"), have entered into an Agreement and Plan of Merger dated as of February 16, 2000 (the "Merger Agreement") which provides, among other things, for (i) the tender offer by IP Sub (the "Tender Offer") for all of the outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), of Shorewood, including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares"), other than Shares owned by IP and its affiliates, at a price of $21.00 per Share, net to the seller in cash (the "Consideration"), and (ii) the subsequent merger (the "Merger") of IP Sub with and into Shorewood. Pursuant to the Merger, Shorewood will become a wholly owned subsidiary of IP and each outstanding Share, other than Shares held in treasury or owned by IP or its affiliates or as to which dissenters' rights have been perfected, will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger (collectively, the "Transaction") are more completely set forth in the Merger Agreement.

You have asked us to render our opinion as to whether the Consideration to be received in the Transaction by the holders of Shorewood Common Stock, other than IP and its affiliates, Chesapeake Corporation ("Chesapeake") and its affiliates, and affiliates of Shorewood, including Marc Shore and his affiliates (the "Public Holders"), is fair, from a financial point of view, to such holders.

In the course of performing our review and analyses for rendering this opinion, we have:

    - reviewed the Merger Agreement;

    - reviewed Shorewood's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended April 29, 1995 through May 1, 1999 and Shorewood's Quarterly Report on Form 10-Q for the period ended October 30, 1999;

    - reviewed certain operating and financial information, including projections, provided to us by Shorewood management relating to Shorewood's business and prospects;

    - met with certain members of Shorewood's senior management to discuss Shorewood's business, operations, historical and projected financial results and future prospects;

    - reviewed the historical prices, trading multiples and trading volume of the Shorewood Common Stock;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Shorewood;

    - reviewed publicly available financial data of IP;

    - reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Shorewood;

    - performed discounted cash flow analyses based on the projections for Shorewood furnished to us; and

    - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by Shorewood. With respect to Shorewood's projected financial results, we have assumed that they have been
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reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Shorewood as to the expected future performance of Shorewood. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of Shorewood that it is unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Shorewood, nor have we been furnished with any such appraisals. In connection with our engagement, we were not asked to, and did not, take responsibility for soliciting interest from prospective acquirors of Shorewood. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

We have acted as a financial advisor to Shorewood in connection with the Transaction and will receive a fee for such services, a substantial portion of which is contingent on the Transaction. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Shorewood and/or IP for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by the Public Holders of Shorewood Common Stock, and does not constitute a recommendation to the Board of Directors as to how to vote in connection with the Transaction or to any holder of Shorewood Common Stock as to whether or not to tender Shares pursuant to the Tender Offer or how to vote with respect to any proposal presented to the holders of Shorewood Common Stock. This opinion does not address Shorewood's underlying business decision to pursue the Transaction. We express no opinion as to the future trading values of the Shorewood Common Stock. This letter is intended for the benefit and use of the Board of Directors of Shorewood and is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent, provided that this letter may be reproduced in full in a Schedule 14D-9 filed by Shorewood with respect to the Tender Offer. With your consent, we have no obligation, and do not intend, to update or revise this letter after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the Public Holders of Shorewood Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

BEAR, STEARNS & CO. INC.


By: /s/ Charles Edelman
  -------------------------
  Senior Managing Director